Filed Pursuant to Rule 433
                                  Registration Nos. 333-185213 and 333-185213-03

*PXG DETAILS* $1.28BLN HART 2013-C   (AUTO LOAN)

LEAD MANAGERS: JPM(STR), BNP, CITI, SOCGEN
CO-MANAGERS: BTMU, MIZU, RBC, RBS, SMBC, TD

ClS  $AMT(MM)  M/S        WAL   E.FIN   L.FIN  BENCH    %      CPN   $PX
A1    250.000  P-1/A-1+   0.26  04/14   09/14  0.22%    0.220  0.22  100.00000
A2    410.000  Aaa/AAA    1.05  04/15   06/16  EDSF+22  0.575  0.57   99.99549
A3    419.000  Aaa/AAA    2.30  11/16   02/18  IS+30    1.020  1.01   99.98219
A4    118.630  Aaa/AAA    3.47  07/17   03/19  IS+35    1.563  1.55   99.97323
B      23.290  Aa2/AA+    3.93  09/17   03/19  IS+70    2.116  2.10   99.97464
C      34.940  A1/A+      4.13  11/17   03/19  IS+100   2.501  2.48   99.96839
D      28.470  Baa2/BBB+  4.16  11/17   01/20  IS+160   3.113  3.09   99.98833


EXPECTED PRICING   : PRICED
EXPECTED SETTLE    : 09/18
PRICING SPEED      : 1.3% ABS TO 5% CLEAN-UP CALL
ERISA ELIGIBLE     : YES
OFFERING TYPE      : PUBLIC
BBG TICKER         : HART 2013-C
BILL & DELIVER     : J.P.MORGAN
CUSIPS             : A1:44890QAA1, A2:44890QAB9, A3:44890QAC7, A4:44890QAD5,
                     B:44890QAE3, C:44890QAF0, D:44890QAG8


The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com. Any disclaimer below is not applicable and should be disregarded.